Exhibit 1.1

May 27, 2010

Wanxiang EV CO., LTD
Jianshe 2nd Road,
Xiaoshan Economic Development Zone
Hangzhou, Zhejiang Province, China
Attn: Mr. Pingyi Li

Re:  Binding Letter of Intent for Joint Venture between Wanxiang and Ener1

Dear Mr. Pingyi Li:

This binding Letter of Intent summarizes the principal terms of the two joint ventures to be formed by Ener1, Inc. (“Ener1”) and Wanxiang EV (“Wanxiang”).  The purpose of the first joint venture (the “Cell JV”) is to develop, manufacture and sell lithium-ion battery cells.  These battery cells will be purchased primarily by the second joint venture (the “Pack JV”), which will incorporate such battery cells into lithium-ion battery packs to be sold for use in electric vehicles.

1.
Principal Terms.  The principal terms of the Cell JV are summarized on Annex A hereto, and the principal terms of the Pack JV are summarized on Annex B hereto, and all such terms are hereby made a part of this binding Letter of Intent.

2.
Definitive Agreements; Anticipated Timing.  Promptly upon the execution and delivery of this Letter of Intent, Wanxiang and Ener1will commence negotiations of the definitive agreements setting forth all of the terms and conditions of the Cell JV and the Pack JV (the “JV Agreements”).  The JV Agreements will contain such representations, warranties, covenants, agreements and remedies as are appropriate to preserve and protect the economic benefits intended to be conveyed to the parties hereby as well as maintaining compliance with Chinese law.  The parties will endeavor to enter into the JV Agreements and obtain requisite governmental and board approval for the execution and performance thereof by August 15, 2010, and commence Cell JV and Pack JV operations by September 30, 2010.

3.
Representations and Warranties.  By executing this Letter of Intent, each party hereby represents and warrants to the other party that:  (i) such party is duly organized and validly existing under, and by virtue of, the laws of the jurisdiction of its formation, and is in good standing under such laws; (ii) such party has all requisite legal power and authority to execute and deliver this Letter of Intent and to consummate all of the transactions contemplated by this Letter of Intent; and (iii) the execution, delivery and performance of, and compliance with, this Letter of Intent by such party, and the consummation of the transactions contemplated by this Letter of Intent by such party, has not resulted and will not result in either any violation of, or conflict with, or constitute a default under, the articles of incorporation or any other organizational document of such party, any of such party’s other material agreements, or any applicable statute, rule, regulation, order or restriction of any national, provincial or local governmental authority or agency thereof.

4.
Non-Solicitation.  Each party hereby acknowledges that the other party will incur significant cost and expenses in connection with its due diligence and the negotiation and preparation of the JV Agreements.  Pending consummation of the transactions contemplated hereby, neither party nor any of its employees, officers, members, managers, stockholders, directors, partners, affiliates, advisors, agents or other representatives shall solicit bids from, or enter into or continue any negotiations or discussions with, any other person or entity regarding a joint venture or any other business arrangement involving the development, manufacture or sale of lithium-ion battery cells or packs for use in electric vehicles made for sale or use primarily in China.

5.
Confidentiality.  Subject to the requirements of applicable law, pending consummation of the transactions contemplated hereby and by the JV Agreements, each of the parties hereto, and their respective employees, officers, members, managers, stockholders, directors, partners, affiliates, advisors, agents and other representatives, will keep in strict confidence, and will instruct, and use its best efforts to cause, its advisors and representatives to keep in strict confidence, all nonpublic information and documents obtained from any other party hereto for the purposes of furthering the transactions contemplated hereby, unless such information is disclosed with the prior written approval of the party to which it relates.  In the event of termination of this Letter of Intent for any reason (other than the execution and delivery of the JV Agreements), the parties shall promptly return or destroy all nonpublic documents obtained from any other party or any of its affiliates, advisors or representatives any copies made of such documents.  In furtherance of the foregoing, the parties will enter into a separate Non-Disclosure Agreement contemporaneously with this Letter of Intent.

6.
Due Diligence.  From the date hereof, each party will be permitted to make such investigation of the business and affairs relating to the other party as the investigating party deems appropriate, and each party will afford the other party and its authorized representatives reasonable access at reasonable times to its properties, books and records.

7.
Termination.  A party may terminate this Letter of Intent if (i) after conducting its due diligence, such party determines in good faith that the transactions contemplated hereby are not feasible to such party, economically or otherwise, (ii) after negotiating in good faith with the other party, such party is unable to enter into the JV Agreements on or prior to August 15, 2010 (including as a result of a failure to reach agreement on the parties’ respective rights relating to intellectual property), or (iii) the parties fail to reach mutually agreeable terms with respect to intellectual property and the treatment thereof in connection with the transactions contemplated hereby.   Upon termination of this Letter of Intent, (x) the terminating party shall continue to be subject to the restrictions of Section 4 (Non-Solicitation) for a period of 60 (sixty) days after such termination, (y) both parties shall continue to be subject to the restrictions of Section 5 (Confidentiality) for a period of five years after such termination, and (z) the provisions of Sections 8 and 9 shall survive indefinitely.

8.
Fees and Expenses.  Each party shall be responsible for and pay all of the fees, costs and expenses incurred by it, or on its behalf, in connection with this Letter of Intent and the transactions contemplated hereby and by the JV Agreements.

9.
Miscellaneous.  This Letter of Intent (i) constitutes the entire agreement between Wanxiang and Ener1 regarding the subject matter hereof, (ii) is legally binding upon Wanxiang and Ener1 to the extent provided for herein, and (iii) supersedes all prior oral and written agreements and understandings between the Wanxiang and Ener1 regarding the subject matter hereof.  This Letter of Intent may only be amended or modified by a written agreement executed by Wanxiang and Ener1.  This Letter of Intent may be executed in counterparts, each of which when taken together shall constitute an original of this Letter of Intent.  This Letter of Intent shall be governed by, and construed under, the laws of the State of New York, without regard to any conflict of laws principles.  The terms set forth in this Letter of Intent are part of a comprehensive agreement, each element of which is an integral aspect of the transactions contemplated by the Letter of Intent and, therefore, are non-severable.

If the foregoing is acceptable to you, please execute and return a copy of this Letter of Intent to us at your earliest convenience, whereupon this Letter of Intent shall constitute a binding agreement between the Wanxiang and Ener1.

This Letter of Intent shall automatically terminate and be of no further force and effect if this Letter of Intent has not been executed by Wanxiang and delivered to us prior to 5:00 P.M., New York City time, on May 27, 2010.

Very truly yours,

ENER1, INC.

By:
Charles Gassenheimer
Chief Executive Officer

Acknowledged and Agreed:

WANXIANG EV CO., LTD

By:
Name: Pingyi Li
Title: Executive Director

Annex A

WANXIANG EV/ENER1, INC.
JOINT VENTURE – CELL

Joint Venture	Wanxiang and Ener1 will form a joint venture (the “Cell JV”) for the purpose of developing, manufacturing and selling lithium-ion battery cells.
Intended Market
The parties intend that all output of the Cell JV will be distributed to Wanxiang’s and Ener1’s lithium-ion battery pack joint venture (the “Pack JV”); provided that if the Cell JV output exceeds Pack JV’s demand, excess Cell JV output will be sold to other customers in China (and elsewhere) in a manner that remains in the best interest of the Cell JV.

Manufacturing Location
The primary manufacturing location of the Cell JV will be at Wanxiang’s current manufacturing facility in Hangzhou, China.  The Cell JV will utilize the existing Wanxiang manufacturing facility as upgraded to accommodate the needs of the Cell JV business objectives.

Legal Structure
The legal structure of the Cell JV, such as the type of entity to be used for the joint venture and the jurisdiction in which such entity is incorporated, will be determined by Wanxiang and Ener1 after further business, accounting and legal due diligence.

Equity Ownership

It is anticipated that Wanxiang will own 60% of the Cell JV and Ener1 will own 40% of the Cell JV.

There will be an option for the parties to increase and/or decrease their equity ownership when additional capital expenditures are required beyond the targeted manufacturing capacity of 300 million Ah.  However, at no time Wanxiang’s share should be less than 51%.

Corporate Governance
A Board of Directors comprised of representatives of Wanxiang and Ener1 will oversee the management of the Cell JV.  The composition of the Board will generally reflect the ownership interests of Wanxiang and Ener1; provided that no major action by the Cell JV will be permitted without the prior approval of both Wanxiang and Ener1 Board members.

An initial list of major actions requiring approval of both Wanxiang and Ener1 Board members will be developed as part of the due diligence process.

It is anticipated that the CEO and COO of the Cell JV will be Wanxiang nominees, and the CFO and CTO of the Cell JV will be Ener1 nominees.

Physical assets and In-Kind Contributions
Wanxiang will contribute the following to the Cell JV:
Its current manufacturing facility;
Its customer relationships, management team and ability to access and coordinate with the Chinese government; and
Subject to the parties coming to an agreement on intellectual property terms, a non-exclusive license to all its intellectual property and patents related to cell technology to the Cell JV.

Subject to the parties coming to an agreement on intellectual property terms, Ener1 will contribute the following to the Cell JV:
Non-exclusive license to all its cell manufacturing expertise and “know-how”; and

Non-exclusive license to all its intellectual property and patents related to cell technology to the Cell JV.

Capital Contributions/ Financing
The amount of capital necessary for the Cell JV to reach the targeted manufacturing capacity (300 million Ah per year), including upgrades to Wanxiang’s manufacturing facility and anticipated operating expenses, is approximately $ 250,000,000 will be validated during the due diligence process.

Each party will be ratably responsible in proportion to its ownership interests in the Cell JV for such capital contributions; provided, however, that Wanxiang will, at Ener1’s request, finance all or a portion of Ener1’s capital expenditure requirements.

Such financing provided by Wanxiang to cover Ener1’s capital expenditure requirements will have the following terms:
Repayment of the loan will be interest-only for three years;
After the interest-only period, the loan principal will be paid in one final payment at maturity.;
Interest rate will be a mutually acceptable market rate during the interest-only period, payable in cash;
The loan will be collateralized by Ener1’s ownership interest in the Cell JV;
The foregoing and any other terms of the financing will be subject to the requirements of the U.S. Department of Energy ATVM loan office in order for Ener1 to obtain funding from such office; and
Any other terms and conditions mutually agreed to by Wanxiang and Ener1.

Both parties understand and support that to rapidly grow the business in the market, the Cell JV will look to obtain capital from the capital markets including but not limited to an IPO, reverse merger, private debt, banking finance, etc subject to compliance with the laws in PR China.

Annex B

WANXIANG EV/ENER1, INC.
JOINT VENTURE – PACK

Joint Venture	Wanxiang and Ener1 will form a joint venture (the “Pack JV”) for the purpose of developing, manufacturing and selling lithium-ion battery packs.
Intended Market	The parties intend that the Pack JV will sell its battery packs for use in electric vehicles sold or used primarily in China.
Manufacturing Location
The primary manufacturing location of the Pack JV will be at Wanxiang’s current manufacturing facility in Hangzhou, China.  The Wanxiang manufacturing facility will be upgraded to have three pack assembly lines, one test line, and inspection and other ancillary equipment for the manufacture and assembly of battery packs.

The Pack JV plans to establish battery pack manufacturing facilities in close proximity to vehicle OEMs in an effort to decrease manufacturing cost.

Legal Structure
The legal structure of the Pack JV, such as the type of entity to be used for the joint venture and the jurisdiction in which such entity is incorporated, will be determined by Wanxiang and Ener1 after further business, accounting and legal due diligence.

Equity Ownership
It is anticipated that Wanxiang will own 60% of the Pack JV and Ener1 will own 40% of the Pack JV.

There will be an option for the parties to increase and/or decrease their equity ownership when additional capital expenditures are required beyond the targeted manufacturing capacity of 300 million Ah (in Pack equivalents).

A separate agreement may address the role and Pack JV ownership potential for Itochu Corporation of Japan. However, at no time Wanxiang’s share should be less than 51%.

Corporate Governance
A Board of Directors comprised of representatives of Wanxiang and Ener1 will oversee the management of the Pack JV.  The composition of the Board will generally reflect the ownership interests of Wanxiang and Ener1; provided that no major action by the Pack JV will be permitted without the prior approval of both Wanxiang and Ener1 Board members.

An initial list of major actions requiring approval of both Wanxiang and Ener1 Board members will be developed as part of the due diligence process.

It is anticipated that the CEO and COO of the Pack JV will be Wanxiang nominees, and the CFO and CTO of the Pack JV will be Ener1 nominees.

Physical assets and In-Kind Contributions
Wanxiang will contribute the following to the Pack JV:
Its current manufacturing facility;
Its customer relationships, management team and ability to access and coordinate with the Chinese government; and
Subject to the parties coming to an agreement on intellectual property terms, a non-exclusive license to all its intellectual property and patents related to Pack technology to the Pack JV.

The Pack JV may need to obtain additional land and buildings based on the proposed expansion of the Cell JV to 300 million Ah of capacity.  This will initially be determined during the due diligence period.

Subject to the parties coming to an agreement on intellectual property terms, Ener1 will contribute the following to the Pack JV:
Non-exclusive license to its battery pack design and manufacturing expertise and “know-how”; and
Non-exclusive license to all its intellectual property and patents related to Pack technology to the Pack JV.

Capital Contributions/ Financing
The amount of capital necessary for the Pack JV assembly and test lines, equipment and working capital will be approximately $45,000,000.

Of the requisite $45,000,000, registered funds will be approximately $20,000,000 and will be contributed by Wanxiang and Ener1 in the form of equity.  Each party will be ratably responsible in proportion to its ownership interests in the Pack JV for such capital contributions; provided, however, the parties acknowledge and agree that the timing and amount of their investments in Pack JV will be subject to and made in accordance with applicable requirements under Chinese law.  The initial investment shall not be less than 50% of registered funds or $10,000,000.

The Pack JV will obtain the remaining $25,000,000 of its capital requirements by borrowing approximately $14,000,000 in long term bank financing, and borrowing approximately $11,000,000 through a revolving or similar line of credit.

Both parties understand and support that to rapidly grow the business in the market, the Pack JV will look to obtain capital from the capital market including but not limited to an IPO, reverse merger, private debt, banking finance, etc. subject to compliance with the laws in PR China.

Non-Compete	Wanxiang and Ener1 will not have other Pack businesses in China unless both parties agree that the Pack JV will not pursue such opportunities.